

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

George Schrade
Principal Financial Officer
Graham Alternative Investment Fund II LLC
c/o Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

      Re: Graham Alternative Investment Fund II LLC
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 000-53967

Dear George Schrade:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Graham Alternative Investment Fund II LLC
Core Macro Portfolio
Financial Statements, page 40

1.   You only provided financial statements for Core Macro Portfolio, one of the series of Graham Alternative Investment Fund II LLC (the registrant). Please revise future filings to also include financial statements for the registrant, Graham Alternative Investment Fund II LLC. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Section.

Item 9A. Controls and Procedures, page 103

2.   Please revise the disclosure in future filings regarding your evaluation of the effectiveness of disclosure controls and procedures and internal control over financial reporting to present your conclusions for both the series and the registrant. In addition, you should include in this section a statement whether the principal executive officer and principal

      financial officer certifications are applicable to the series as well as to the registrant. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Section.

<u>Exhibits</u>

3.   Refer to Exhibits 31.1 and 31.2. Please revise future filings to include the introductory language in paragraph 4, referring to internal control over financial reporting.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Crypto Assets